Exhibit 99.1

Consolidated Financial Statements of

ROGERS WIRELESS INC.

Third Quarter and Nine Months Ended September 30, 2002

ROGERS WIRELESS INC.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
		(Restated)

Assets

Fixed assets	$2,299,109	$2,252,328
Spectrum licences	396,824	396,824
Goodwill	7,058	7,058
Accounts receivable	225,444	250,954
Deferred charges	54,562	60,747
Other assets	76,643	80,645

	$3,059,640	$3,048,556

Liabilities and Shareholder’s Equity

Liabilities:
Bank advances, arising from outstanding cheques	$19,573	$13,517
Long-term debt	2,254,038	2,305,683
Notes payable to parent company	50,000	50,000
Accounts payable and accrued liabilities	389,976	319,325
Due to related parties (Note 8)	30,163	20,627
Unearned revenue and gain	65,640	37,178

	2,809,390	2,746,330
Shareholder’s equity:
Capital stock	1,755,644	1,755,644
Deficit	(1,505,394)	(1,453,418)

	250,250	302,226

	$3,059,640	$3,048,556

     See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Deficit

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)

Deficit, beginning of period:
As originally reported	$1,372,529	$1,191,875
Adjustment for change in accounting for foreign currency denominated long-term debt	80,889	55,168

As restated	1,453,418	1,247,043

Loss for the period	51,976	205,561
Dividends	—	814

Deficit, end of period	$1,505,394	$1,453,418

     See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)		(Restated)

Revenue (Note 6)	$520,233	$454,993	$1,440,275	$1,297,815
Operating, general and administrative expenses	359,327	331,150	1,035,737	977,358
Management fees	2,752	2,671	8,255	8,013

Operating income before the following:	158,154	121,172	396,283	312,444

Change in estimates of sales tax and
CRTC contribution liabilities (Note 7)	—	—	(12,331)	—
Depreciation and amortization	116,646	96,256	336,976	284,193

Operating income	41,508	24,916	71,638	28,251

Interest expense (income):
Long-term debt	50,160	50,850	145,641	133,212
Notes payable to Rogers Communications Inc.	—	—	—	2,092
Note receivable from parent company	—	—	—	(809)
Investment income	—	(2,068)	—	(3,272)
Gain on repayment of long-term debt (Note 3)	(22,759)	—	(22,759)	—
Foreign exchange loss (gain)	27,182	21,963	(3,315)	29,345
Other expense (income)	(4)	1,571	(82)	1,587

	54,579	72,316	119,485	162,155

Loss before income taxes	(13,071)	(47,400)	(47,847)	(133,904)
Income taxes	1,127	1,737	4,129	5,369

Loss for the period	$(14,198)	$(49,137)	$(51,976)	$(139,273)

     See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(14,198)	$(49,137)	$(51,976)	$(139,273)
Adjustments to reconcile loss to cash flow:
Depreciation and amortization	116,646	96,256	336,976	284,193
Gain on debt transactions (Note 3)	(22,759)	—	(22,759)	—
Change in estimate of sales tax liability (Note 7)	—	—	(19,157)	—
Foreign exchange loss (gain)	27,052	22,386	(2,810)	29,457

	106,741	69,505	240,274	174,377
Changes in:
Accounts receivable	(21,408)	(10,078)	25,510	(11,243)
Other assets	18,758	12,117	2,112	(10,056)
Accounts payable, accrued liabilities and unearned revenue	92,086	72,819	95,768	27,733
Amounts due to/from related parties, net	(50)	3	9,536	(695)

	196,127	144,366	373,200	180,116
Financing activities:
Issue of long-term debt	18,000	5,529	258,000	1,309,929
Repayment of long-term debt	(136,517)	(740)	(293,895)	(535,800)
Proceeds on unwind of cross-currency interest rate exchange agreements (Note 3)	32,886	—	32,886	—
Financing costs incurred	—	(1,508)	—	(20,519)
Issue of notes payable to Rogers Communications Inc.	—	—	—	90,250
Repayment of notes payable to Rogers Communications Inc.	—	—	—	(374,700)
Proceeds from issuance of capital stock	—	—	—	393,520
Dividends paid	—	—	—	(814)

	(85,631)	3,281	(3,009)	861,866
Investing activities:
Additions to fixed assets	(126,016)	(150,088)	(376,247)	(528,031)
Acquisition of spectrum licences	—	—	—	(396,824)

	(126,016)	(150,088)	(376,247)	(924,855)

Increase (decrease) in cash	(15,520)	(2,441)	(6,056)	117,127
Cash (deficiency), beginning of period	(4,053)	109,684	(13,517)	(9,884)

Cash (deficiency), end of period	$(19,573)	$107,243	$(19,573)	$107,243

Continued

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows (continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Supplemental cash flow information:
Interest paid	$7,241	$1,201	$101,478	$72,816
Income taxes paid	1,748	1,180	5,977	3,829

Disclosure of non-cash transactions:
Class A Common Shares issued as consideration for the repayment of loans payable to parent company	$—	$—	$—	$1,055,664
Note payable to parent company issued as consideration for the redemption of Class A Preferred Shares	—	—	—	75,000
Set-off of note receivable from parent company against note payable to parent company	—	—	—	75,000

Cash (deficiency) is defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

1.   Basis of Presentation and Accounting Policies

Rogers Wireless Inc. (“RWI”) is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a public company, 56% owned by Rogers Communications Inc. (“RCI”) and 34% owned by AT&T Wireless Services, Inc. (“AWE”).

The consolidated interim financial statements include the accounts of RWI and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as noted below.

2.   Significant Changes In Accounting Policies

(i)	Business Combinations and Goodwill

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with US generally accepted accounting principles (“GAAP”).

Effective upon adoption of the standards on January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company has evaluated its spectrum licences and other intangible assets and has concluded that they should be accounted for apart from goodwill. The Company has also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards. The Company has determined that spectrum licences are intangible assets having indefinite lives under the new standards, and as a result, such intangible assets are not being amortized but instead were tested for impairment in 2002 by comparing their fair values with their book values. During the nine months ended September 30, 2002, the Company determined that no impairment in the carrying value of the spectrum licences exists.

Under the new standards, goodwill was tested to determine if there is any indication of impairment. To accomplish this, the Company identified that it has one “reporting unit” associated with goodwill and determined the book value of the reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit. The Company had until June 30, 2002 to calculate the fair value of the reporting unit and compare it to the reporting unit’s book value.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

If the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. Any shortfall of the implied fair value of the goodwill compared to its book value would be recognized as an effect of a change in accounting policy and charged to the opening deficit for 2002 without restatement for prior periods. During the six months ended June 30, 2002, the Company identified its reporting unit, and the book and fair values of the reporting unit, and determined that no impairment exists.

(ii)	Foreign Currency Translation and Hedging Relationships

Effective January 1, 2001, in accordance with CICA Handbook Section 1650, the Company no longer defers and amortizes foreign currency translation gains and losses on US dollar-denominated long-term debt. Instead, such gains and losses are recognized immediately in the Consolidated Statement of Income. Upon adoption of the new standard on January 1, 2002, deferred charges were reduced by approximately $80.9 million with a corresponding increase to opening deficit as of that date. In addition, the adoption of the new standard required restatement of prior periods. The effect of the adoption of the new standard was to increase the Company’s loss for the three months ended September 30, 2002 by approximately $23.8 million (2001 — $20.1 million increase to loss), and for the nine months ended September 30, 2002, to decrease the Company’s loss by $10.4 million (2001 — $23.0 million increase to loss).

The CICA also approved Accounting Guideline AcG-13, which establishes the criteria for identification and documentation of hedging relationships, effective for the Company’s 2003 fiscal year. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

(iii)	Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, the Company adopted Stock-Based Compensation and Other Stock-Based Payments in CICA Handbook Section 3870, which establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue to follow its existing policy of not recording compensation expense on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See Note 5 for the disclosure required by the new standard.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

3.   Long-term debt

		September 30,	December 31,
(in thousands of dollars)	Interest rate	2002	2001

		(Unaudited)	(Audited)

Bank credit facility	Floating	$51,000	$52,000
Senior Secured Notes due 2006	10-1/2%	160,000	160,000
Senior Secured Notes due 2007	8.30%	279,525	280,110
Senior Secured Debentures due 2008	9-3/8%	433,121	433,121
Senior Secured Notes due 2011	9-5/8%	764,143	770,400
Senior Secured Debentures due 2016	9-3/4%	230,564	231,528
Senior Subordinated Notes due 2007	8.80%	303,015	342,409
Mortgage payable and capital leases	Various	32,670	36,115

		$2,254,038	$2,305,683

During September 2002, the Company unwound certain cross-currency interest rate exchange agreements and received aggregate proceeds of US$20.7 million. A portion of the proceeds from this transaction was used to repurchase debt as detailed below.

The Company purchased for cancellation US$10.0 million principal amount of the US$500 million 9-5/8% Senior Secured Notes due 2011 at an average price of US$72.00 per US$100.00 principal amount and US$23.92 million principal amount of the US$215 million 8.80% Senior Subordinated Notes due 2007 at an average price of US$52.25 per US$100.00 principal amount for a total of US$19.7 million.

As a result of the above transactions, the Company recorded a gain of $22.8 million, which consisted of a gain on the unwind of the cross currency interest rate exchange agreements of $1.0 million, a gain of $22.3 million on the debt repurchased, and a write-off of deferred financing costs of $0.5 million. In addition, the Company has deferred a gain of $22.5 million on the unwind of the cross-currency exchange agreements which is recorded as part of unearned revenue and gain on the Balance Sheet.

4.   Hedging Agreements

Concurrent with the unwind of US$225 million notional amount of cross-currency interest rate exchange agreements, the Company entered into an identical amount of new cross-currency interest rate exchange agreements. These activities, in addition to the Company’s repurchase of US$33.9 million aggregate principal amount of US dollar-denominated debt, have had a relatively minor impact on the Company’s hedged position, as outlined below.

At September 30, 2002, the Company had US dollar-denominated long-term debt of US$1,365.3 million compared to US$1,399.2 million at December 31, 2001. The US$33.9 million decrease is the result of the repurchase of US$33.9 million aggregate principal amount of US dollar-denominated debt during the third quarter. US$995.1 million or 72.9% is hedged with cross-currency interest exchange agreements at an average exchange rate of Cdn $1.4304 to US$1.00 compared to US$995.1 million or 71.1% hedged at December 31, 2001 at an exchange rate of $1.4210 to US$1.00.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

At September 30, 2002, the cross-currency interest rate exchange agreements had the effect of converting the interest rate on US$610.1 million of long-term debt from an average US dollar fixed interest rate of 9.386% per annum to a weighted average Canadian dollar fixed interest rate of 9.822% per annum on $922.9 million, compared to 9.435% per annum on $913.5 million at December 31, 2001. The interest rate on an additional US$385.0 million has been converted from a US dollar fixed interest rate of 9.375% per annum to a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.353% per annum, which totalled 5.491% at September 30, 2002 (December 31, 2001 – 4.495%).

The total long-term debt at fixed interest rates at September 30, 2002 was $1,702.5 million (December 31, 2001 — $1,753.2 million) or 75.5% (December 31, 2001 – 76.0%) of total long-term debt. The Company’s effective weighted average interest rate on total consolidated long-term debt as at September 30, 2002 including the effect of the cross-currency interest rate exchange agreements was 8.558% (December 31, 2001 – 8.19%).

5.   Stock Based Compensation

For stock options granted to employees by RWCI and RCI, had the Company determined compensation expense based on the “fair value” at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss for the period would have been reported as the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period, as reported	$(14,198)	$(49,137)	$(51,976)	$(139,273)
Pro forma loss for the period	(17,682)	(51,660)	(61,622)	(146,746)

The weighted average estimated “fair value” at the date of grant for options granted by RWCI in the nine months ended September 30, 2002 was $9.02 per share (2001 — $9.42). The weighted average estimated “fair value”, at the date of grant, for options granted by RCI to the Company’s employees in the three and nine month periods ended September 30, 2001 was $9.68 and $10.88 respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Risk-free interest rate	—	4.68%	5.02%	5.39%
Dividend yield	—	—	—	—
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting shares	—	—	50.03%	46.69%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	—	49.28%	—	49.25%
Weighted average expected life of the options	—	5 years	5 years	5 years

No options were issued in the three months ended September 30, 2002 and no RCI options have been issued in the nine months ended September 30, 2002.

For purposes of the pro-forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a straight-line basis.

6.   Revenue

Revenue is comprised as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Wireless voice	$446,643	$394,516	$1,252,646	$1,121,209
Messaging and data	15,935	13,785	45,038	43,015

Network revenue	462,578	408,301	1,297,684	1,164,224
Equipment sales	57,655	46,692	142,591	133,591

	$520,233	$454,993	$1,440,275	$1,297,815

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

7.   Changes in Estimates

(i)	In March 2002, the Company received clarification of a provincial sales tax matter common to the Canadian wireless industry. As a result, in the first quarter of 2002, the Company revised its estimate with respect to this liability and reversed a provision of $19.2 million associated with this matter established in prior years.

(ii)	The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”) in 2001. Prior to the first quarter of 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in the first quarter of 2002.

8.   Related Party Transactions

(i)	The amounts due to (from) RWCI, RCI and its subsidiaries, and AWE are comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)

RWCI	$30,279	$27,966
RCI	—	(77)
Rogers Cable Inc. (“Cable”)	(21)	(105)
AWE	(95)	(7,157)

	$30,163	$20,627

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures that are short term in nature. The amounts owing to RWCI have arisen from cash advances.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements

Third Quarter and Nine months ended September 30, 2002

(ii)	A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

RCI:
Management fees	$2,752	$2,671	$8,255	$8,013
Rent income	(2,385)	(1,243)	(6,353)	(3,729)
Interest on notes payable	—	—	—	2,092

	367	1,428	1,902	6,376
Cable:
Transmission facilities usage	110	110	330	330
Subscriber activation commissions and customer service	2,456	—	5,925	—
Rent income	(926)	(889)	(2,750)	(2,663)

	1,640	(779)	3,505	(2,333)
Rogers Media Inc.:
Advertising	819	347	1,584	1,107
Rent income	(488)	(466)	(1,449)	(1,398)

	331	(119)	135	(291)
RWCI:
Interest income on note receivable	—	—	—	(809)

AWE:
Roaming revenue	(4,806)	(3,980)	(10,634)	(9,311)
Roaming expense	4,081	4,802	13,985	15,762

	(725)	822	3,351	6,451

	$1,613	$1,352	$8,893	$9,394

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these related parties for the three and nine months ended September 30, 2002 was $778,380 (2001 — $540,290) and $1,346,594 (2001 — $700,925), respectively.